VIA EDGAR

May 20, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Chris Edwards and Liz Walsh

Re:                             Bicycle Therapeutics Ltd.
Acceleration Request for Registration Statement on Form S-1
File No. 333-231076

Acceleration Request

Requested Date:        May 22, 2019

Requested Time:       4:00 p.m., Eastern Time

Dear Mr. Edwards and Ms. Walsh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Bicycle Therapeutics Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 22, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling James Xu at (617) 570-1483.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  James Xu, by facsimile to (617) 801-8920 or by email at JXu@goodwinlaw.com.

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If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Sincerely,

Bicycle Therapeutics Ltd.

/s/ Kevin Lee
Kevin Lee, Ph.D., MBA
Chief Executive Officer

cc:	Kevin Lee, Bicycle Therapeutics Limited
Lee Kalowski, Bicycle Therapeutics Limited
Kristopher D. Brown, Goodwin Procter LLP
Jonathan A. Schur, Goodwin Procter LLP
Divakar Gupta, Cooley LLP
Ryan Sansom, Cooley LLP
Richard Segal, Cooley LLP